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Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact: Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Second-Quarter 2005 Results
Revenues up 10%
Organic revenue growth rates and operating profits increased across all market groups

        STAMFORD, Conn., July 27, 2005 — The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world's leading information services providers, today reported financial results for the second quarter ended June 30, 2005.

        Revenues rose 10% to $2.06 billion in the second quarter as a result of growth in existing businesses, contributions from acquisitions and favorable currency translation.

        Earnings for the quarter were $0.46 per share compared to $0.29 per share in the second quarter of 2004. After adjusting for discontinued operations, one-time items and the normalization of the quarterly effective tax rate, underlying earnings were $0.24 per share in 2005 compared to $0.23 per share in the previous-year period.

        "Our businesses showed continued broad-based strength in the quarter as each of our market groups achieved accelerated organic revenue growth as well as operating profit increases. Overall, organic revenue growth was four percent in the second quarter or double the year-over-year growth in the first quarter. Importantly, revenue growth is driving solid underlying profit growth. However, several items affected the year-over-year profit comparison, notably an insurance recovery last year and a higher effective tax rate in the current quarter. Excluding these items, operating profit and EPS grew at double digits. Cash flow growth was also very strong in the quarter," said Richard J. Harrington, president and CEO of Thomson. Mr. Harrington also noted the company expects its full-year effective tax rate to be slightly lower than 2004.

        "Looking ahead, we expect our operations to continue to perform well and we remain on track to achieve our long-term financial targets. We are confident we will have another year of solid financial results," Mr. Harrington continued.

        "Equally important, we are confident about the strategic course we have set for Thomson. We continue to evolve from being a content provider to creating information solutions that combine critical information with software tools and applications that are integrated into the workflow of our customers. The early success of our solutions such as Thomson ONE for financial professionals, Westlaw Litigator for attorneys and, more recently, Thomson Pharma for scientific researchers, gives us confidence that we will continue to achieve profitable growth by providing tools for knowledge workers in our chosen markets that help them be more productive," Mr. Harrington said.

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Thomson Reports Second-Quarter 2005 Results
July 27, 2005

Consolidated Second-Quarter Financial Highlights:

  •
  Revenues increased 10% to $2.06 billion in the second quarter of 2005 as a result of organic growth, acquisitions and favorable currency translation. Excluding the effects of currency translation, revenues rose 9% in the quarter.

  •
  Operating profit increased 8% to $277 million, driven by strong improvements in all market groups, which were partially offset by increased amortization. The second quarter of 2004 included a $14 million insurance recovery. Excluding the gain, operating profit increased 14% in the second quarter of 2005.

  •
  Earnings attributable to common shares were $301 million, or $0.46 per share, in the second quarter of 2005 compared to $191 million, or $0.29 per share, in the same quarter of 2004. Earnings in the 2005 period included a one-time gain of $137 million from the release of tax credits based upon the outcome of certain tax audits of prior-year periods. Earnings in the prior-year period included results of discontinued operations as well as a benefit from a legal settlement. After adjusting for these items and normalizing the tax rate in each period, underlying earnings were $156 million, or $0.24 per share, for the second quarter of this year compared with $150 million, or $0.23 per share, in the second quarter of 2004.

    Earnings growth in the second quarter of 2005 was dampened by increased taxes and higher amortization this year, as well as the insurance recovery in the prior-year period.

  •
  Free cash flow was $242 million, up from $174 million in 2004, due to increased operating profit, and favorable timing of working capital and capital expenditure spending.

Market Group Second-Quarter Highlights:

Legal & Regulatory

  •
  Revenues grew 8% in the second quarter of 2005 to $867 million. Adjusted operating profit grew 7% to $245 million.

  •
  Revenues from online products, software and services, including Westlaw, Checkpoint and Findlaw, were the primary drivers of top-line growth in the second quarter. North American Westlaw revenue continued to experience growth in all of its major market segments: law firm, government, corporate and academic, and the international online business also performed strongly in the quarter. Acquisitions also contributed to revenue growth in the quarter.

  •
  Revenue increases in the quarter were partially offset by a decline in print and CD sales, as expected.

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Thomson Reports Second-Quarter 2005 Results
July 27, 2005

Learning

  •
  Revenues in the second quarter of 2005 were $472 million, a 10% increase over the prior-year period, and adjusted operating profit increased 9% to $12 million.

  •
  Revenue growth in the second quarter of 2005 was the result of strong performance in the global higher education business, as well as acquisitions, principally Capstar and KnowledgeNet.

  •
  Learning's second-quarter results are not indicative of its anticipated performance for the full year, due to the seasonal nature of the academic business, in which most of the revenues and profits are realized in the second half of the year.

Financial

  •
  Revenues increased 13% in the second quarter of 2005 to $470 million, and adjusted operating profit increased 10% to $75 million.

  •
  Momentum at Thomson Financial continued in the second quarter as revenue growth was driven by the strong performance of core operations. Organic revenue growth was due primarily to higher volume within transaction-based businesses, including TradeWeb, as well as continued strong demand for corporate services and Thomson ONE workstations.

  •
  Thomson ONE workstations increased 42% to 96,000, compared to the second quarter of 2004, as a result of continued user migration from legacy products and new client wins.

  •
  Adjusted operating profit in the second quarter of 2004 benefited from a $14 million insurance recovery.

Scientific & Healthcare

  •
  Revenues in the second quarter of 2005 were $254 million, up 13% from 2004, and adjusted operating profit increased 29% to $54 million.

  •
  Revenue growth in the quarter was driven by acquisitions, particularly IHI, increased subscriptions for ISI Web of Science and Micromedex, as well as increased customer spending for Medstat healthcare decision support products. Revenue growth was partially offset by a decline in medical education services.

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Thomson Reports Second-Quarter 2005 Results
July 27, 2005

Six-Month Results

  •
  Revenues increased 10% to $3.91 billion in the first six months of 2005 as a result of organic growth, acquisitions and favorable currency translation. Excluding the effects of currency translation, revenues rose 9% in the first half of the year.

  •
  Operating profit increased 10% to $390 million, driven by strong improvements in all market groups, which were partially offset by increased amortization. The first six months of 2004 included a $19 million insurance recovery.

  •
  Earnings attributable to common shares were $373 million, or $0.57 per share, in the first six months of 2005 compared to $227 million, or $0.35 per share, in the previous-year period. Earnings in the 2005 period included a one-time gain of $137 million from the release of tax credits based upon the outcome of certain tax audits of prior-year periods. Earnings in the prior-year period included results of discontinued operations as well as a benefit from a legal settlement. After adjusting for these items and normalizing the tax rate in each year, underlying earnings were $207 million, or $0.32 per share, for the first half of this year compared with $173 million, or $0.26 per share, in the first six months of 2004.

    Earnings growth in the first half of 2005 was dampened by higher amortization this year, as well as the insurance recovery in the prior-year period.

  •
  Free cash flow for the first six months of 2005 was $385 million versus $331 million in the previous-year period.

  •
  Acquisition activity:  Thomson made a number of tactical, add-on acquisitions in the first half of the year costing $96 million.

2005 Financial Outlook

        Thomson continues to expect full-year 2005 revenue growth to be in line with the Corporation's long-term target of 7% to 9% (excluding the effects of currency translation). Full-year 2005 revenue growth will continue to be driven by existing businesses supplemented by tactical acquisitions.

        Operating profit margins are expected to expand slightly in 2005, reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

        Thomson also expects to continue to generate strong free cash flow in 2005.

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Thomson Reports Second-Quarter 2005 Results
July 27, 2005

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.10 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

        The Thomson Corporation will webcast a discussion of second-quarter results beginning at 10:30 am EDT today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

Note: The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations. Adjusted operating profit, free cash flow and adjusted earnings from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We reconcile non-GAAP financial measures to the most directly comparable GAAP measure in the following tables. Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure because we do not consider such amortization to be a controllable operating cost for purposes of assessing the current performance of our businesses. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We present our earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

The Corporation is no longer reporting adjusted EBITDA but will continue to report depreciation expense for each of its market groups, as set forth in the attached tables. Segmented results now include the results of all operations. Previously, segmented results were presented on the basis of ongoing businesses, which excluded disposals. Disposals are businesses sold or held for sale, which did not qualify as discontinued operations. Results for the second quarter of 2004 were reclassified to present disposals within the appropriate market group.

This news release, in particular the section under the heading "2005 Financial Outlook" includes forward-looking statements, such as the Corporation's expectations and intentions regarding its full-year financial results and its strategy, that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our technology investments to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet customers' needs; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the challenges involved in expanding outside North America; increased use of free or relatively inexpensive information sources; failure to obtain certain information through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; and impairment of our goodwill and identifiable intangible assets. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2004. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports Second-Quarter 2005 Results
July 27, 2005

CONSOLIDATED STATEMENT OF EARNINGS
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Revenues	2,058	1,866	3,908	3,548
Cost of sales, selling, marketing, general and administrative expenses	(1,551)	(1,398)	(3,062)	(2,773)
Depreciation	(148)	(141)	(292)	(281)
Amortization	(82)	(70)	(164)	(140)

Operating profit	277	257	390	354
Net other income	—	29	1	29
Net interest expense and other financing costs	(56)	(52)	(110)	(113)
Income taxes	80	(54)	88	(48)
Equity in net earnings (losses) of associates, net of tax	1	—	2	(1)

Earnings from continuing operations	302	180	371	221
Earnings from discontinued operations, net of tax	—	12	4	8

Net earnings	302	192	375	229
Dividends declared on preference shares	(1)	(1)	(2)	(2)

Earnings attributable to common shares	301	191	373	227

Basic and diluted earnings per common share	$0.46	$0.29	$0.57	$0.35

Basic weighted average common shares	655,718,139	655,233,349	655,741,153	655,135,003

Diluted weighted average common shares	656,361,620	655,835,944	656,372,715	655,691,269

Supplemental earnings information:
Earnings attributable to common shares, as above	301	191	373	227
Adjustments:
One time items:
Net other income	—	(29)	(1)	(29)
Tax on above item	—	11	—	11
Release of tax credits	(137)	—	(137)	—
Interim period effective tax rate normalization(1)	(8)	(11)	(24)	(28)
Discontinued operations	—	(12)	(4)	(8)

Adjusted earnings from continuing operations	156	150	207	173

Adjusted basic and diluted earnings per common share from continuing operations	$0.24	$0.23	$0.32	$0.26

Notes to consolidated statement of earnings

(1)
Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reports Second-Quarter 2005 Results
July 27, 2005

CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)

	June 30, 2005	December 31, 2004
	(unaudited)
Assets
Cash and cash equivalents	318	405
Accounts receivable, net of allowances	1,370	1,648
Inventories	340	312
Prepaid expenses and other current assets	339	313
Deferred income taxes	214	214

Current assets	2,581	2,892
Property and equipment, net	1,586	1,624
Identifiable intangible assets, net	4,600	4,721
Goodwill	9,058	9,119
Other non-current assets	1,228	1,287

Total assets	19,053	19,643

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	169	7
Accounts payable and accruals	1,375	1,738
Deferred revenue	1,049	1,043
Current portion of long-term debt	221	295

Current liabilities	2,814	3,083
Long-term debt	3,920	4,013
Other non-current liabilities	846	1,015
Deferred income taxes	1,568	1,570

Total liabilities	9,148	9,681
Shareholders' equity
Capital	2,717	2,696
Cumulative translation adjustment	303	458
Retained earnings	6,885	6,808

Total shareholders' equity	9,905	9,962

Total liabilities and shareholders' equity	19,053	19,643

Thomson Reports Second-Quarter 2005 Results
July 27, 2005

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Cash provided by (used in):
Operating activities
Net earnings	302	192	375	229
Remove earnings from discontinued operations	—	(12)	(4)	(8)
Add back (deduct) items not involving cash:
Depreciation	148	141	292	281
Amortization	82	70	164	140
Net gains on disposals of businesses and investments	—	(5)	(1)	(5)
Deferred income taxes	10	37	3	13
Equity in (earnings) losses of associates, net of tax	(1)	—	(2)	1
Other, net	(81)	57	(31)	105
Changes in working capital and other items	(63)	(138)	(136)	(137)
Cash provided by operating activities — discontinued operations	—	2	—	15

Net cash provided by operating activities	397	344	660	634

Investing activities
Acquisitions	(26)	(455)	(96)	(655)
Proceeds from disposals	—	10	1	11
Additions to property and equipment, less proceeds from disposals	(145)	(154)	(259)	(271)
Other investing activities	(9)	(14)	(14)	(28)
Additions to property and equipment of discontinued operations	—	(1)	—	(2)
Proceeds from (income taxes paid on) disposals of discontinued operations	—	25	(105)	137
Cash used in other investing activities — discontinued operations	—	—	—	(5)

Net cash used in investing activities	(180)	(589)	(473)	(813)

Financing activities
Proceeds from debt	—	434	—	434
Repayments of debt	(20)	—	(145)	—
Net (repayments) borrowings under short-term loan facilities	(35)	(6)	164	(88)
Repurchase of common shares	(45)	—	(45)	—
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(128)	(122)	(250)	(240)
Other financing activities, net	5	—	9	1

Net cash used in financing activities	(224)	305	(269)	105

	(7)	60	(82)	(74)
Translation adjustments	(2)	—	(5)	—

(Decrease) increase in cash and cash equivalents	(9)	60	(87)	(74)
Cash and cash equivalents at beginning of period	327	549	405	683

Cash and cash equivalents at end of period	318	609	318	609

Supplemental cash flow information:
Net cash provided by operating activities, as above	397	344	660	634
Additions to property and equipment, as above	(145)	(154)	(259)	(271)
Other investing activities, as above	(9)	(14)	(14)	(28)
Additions to property and equipment of discontinued operations	—	(1)	—	(2)
Dividends paid on preference shares, as above	(1)	(1)	(2)	(2)

Free cash flow	242	174	385	331

Thomson Reports Second-Quarter 2005 Results
July 27, 2005

BUSINESS SEGMENT INFORMATION*
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30			Six Months Ended June 30
	2005	2004	Change	2005	2004	Change
Revenues:
Legal & Regulatory	867	804	8%	1,653	1,547	7%
Learning	472	428	10%	855	779	10%
Financial	470	416	13%	928	807	15%
Scientific & Healthcare	254	224	13%	482	426	13%
Intercompany eliminations	(5)	(6)		(10)	(11)

Total revenues	2,058	1,866	10%	3,908	3,548	10%

Operating Profit:(1)
Adjusted Operating Profit by Segment
Legal & Regulatory	245	228	7%	426	393	8%
Learning	12	11	9%	(38)	(43)	12%
Financial	75	68	10%	140	123	14%
Scientific & Healthcare	54	42	29%	82	60	37%
Corporate and other(2)	(27)	(22)		(56)	(39)

Total adjusted operating profit	359	327	10%	554	494	12%
Amortization	(82)	(70)		(164)	(140)

Operating Profit	277	257	8%	390	354	10%

*Notes to business segment information for continuing operations

(1)
Please see reconciliations to GAAP measures in the following tables.

(2)
Corporate and other includes corporate costs and costs associated with the Corporation's stock related compensation expense.

        Detail of depreciation by segment:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Legal & Regulatory	51	46	99	93
Learning	41	40	78	78
Financial	45	43	91	86
Scientific & Healthcare	10	9	20	17
Corporate and other	1	3	4	7

	148	141	292	281

Thomson Reports Second-Quarter 2005 Results
July 27, 2005

RECONCILIATIONS
RECONCILIATION OF ADJUSTED OPERATING PROFIT TO OPERATING PROFIT
(millions of U.S. dollars, unaudited)

For the Three Months Ended June 30, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	245	12	75	54	(27)	359
Less:
Amortization	(27)	(16)	(23)	(16)	—	(82)

Operating profit	218	(4)	52	38	(27)	277

For the Three Months Ended June 30, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	228	11	68	42	(22)	327
Less:
Amortization	(25)	(17)	(19)	(9)	—	(70)

Operating profit	203	(6)	49	33	(22)	257

For the Six Months Ended June 30, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	426	(38)	140	82	(56)	554
Less:
Amortization	(54)	(33)	(45)	(32)	—	(164)

Operating profit	372	(71)	95	50	(56)	390

For the Six Months Ended June 30, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	393	(43)	123	60	(39)	494
Less:
Amortization	(51)	(35)	(36)	(18)	—	(140)

Operating profit	342	(78)	87	42	(39)	354

Thomson Reports Second-Quarter 2005 Results
July 27, 2005

RECONCILIATION OF ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN
(as a percentage of revenue, unaudited)

For the Three Months Ended June 30, 2005

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total
Adjusted operating profit	28.3%		2.5%		16.0%		21.3%		17.4%
Less:
Amortization	(3.2%	)	(3.3%	)	(4.9%	)	(6.3%	)	(3.9%	)

Operating profit	25.1%		(0.8%	)	11.1%		15.0%		13.5%

For the Three Months Ended June 30, 2004

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total
Adjusted operating profit	28.4%		2.6%		16.3%		18.8%		17.5%
Less:
Amortization	(3.2%	)	(4.0%	)	(4.5%	)	(4.1%	)	(3.7%	)

Operating profit	25.2%		(1.4%	)	11.8%		14.7%		13.8%

For the Six Months Ended June 30, 2005

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total
Adjusted operating profit	25.8%		(4.4%	)	15.1%		17.0%		14.2%
Less:
Amortization	(3.3%	)	(3.9%	)	(4.9%	)	(6.6%	)	(4.2%	)

Operating profit	22.5%		(8.3%	)	10.2%		10.4%		10.0%

For the Six Months Ended June 30, 2004

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total
Adjusted operating profit	25.4%		(5.5%	)	15.2%		14.1%		13.9%
Less:
Amortization	(3.3%	)	(4.5%	)	(4.4%	)	(4.2%	)	(3.9%	)

Operating profit	22.1%		(10.0%	)	10.8%		9.9%		10.0%

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CONSOLIDATED STATEMENT OF EARNINGS
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF CASH FLOW
BUSINESS SEGMENT INFORMATION
RECONCILIATIONS
RECONCILIATION OF ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN